UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 001-36433

GasLog Partners LP

(Translation of registrant’s name into English)

c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A (the “Amended Report”) is furnished to amend the Report of Foreign Private Issuer on Form 6-K of GasLog Partners LP originally furnished to the Securities and Exchange Commission on March 23, 2018 (the “Original Report”), solely to furnish a corrected version of the Proxy Statement for the 2018 Annual Meeting of Limited Partners of GasLog Partners LP, which was furnished as Exhibit 99.1 to the Original Report. The corrected Proxy Statement for the 2018 Annual Meeting of Limited Partners of GasLog Partners LP, furnished as Exhibit 99.1 hereto, contains only the following modification: in the first sentence under the title “Voting Rights and Outstanding Units”, the number of common units representing limited partnership units of GasLog Partners LP issued and outstanding on the record date for the 2018 annual meeting has been changed to “41,002,121” from “28,442,358”.

Other than as expressly set forth above, this Amended Report does not, and does not purport to, amend, modify or update the information in the Original Report, or reflect any events that have occurred after the Original Report was initially furnished.

Exhibit	Description

99.1	Proxy Statement for the 2018 Annual Meeting of Limited Partners of GasLog Partners LP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2018

GASLOG PARTNERS LP

by:	/s/ Andrew J. Orekar
	Name:	Andrew J. Orekar
	Title:	Chief Executive Officer